UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Voting Results of the 2018 Annual General Meeting of Shareholders

Netshoes (Cayman) Limited (the “Company”) provides its shareholders and the market with the final results for the votes for its 2018 annual general meeting of shareholders (the “AGM”). At the AGM of the Company held on November 28, 2018, a quorum was present and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s proxy statement furnished to the U.S. Securities and Exchange Commission on October 18, 2018. A total of 19,813,330 common shares, representing 63.8% of the common shares issued and outstanding as of October 4, 2018, the record date, casted votes by proxy at the AGM.  The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Election of Directors(1)
Marcio Kumruian (Class I)	16,651,574	84.0%	655,230	3.3%	2,506,526	12.7%
Pedro Reiss (Class I)	17,291,107	87.3%	15,697	0.1%	2,506,526	12.7%
Adoption of the Company’s Audited Consolidated Financial Statements for the Year Ended December 31, 2017	17,294,574	87.3%	12,230	0.1%	2,506,526	12.7%

(1)     Class I directors to the Company’s Board of Directors to hold office for a three-year term until the annual meeting of shareholders for the fiscal year ended December 31, 2021 or until such person resigns or is removed in accordance with the Company’s Articles of Association.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: November 28, 2018